Exhibit 99.1

COLLECTIVE MINING LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting (the “Meeting”) of the shareholders of Collective Mining Ltd. (the “Company”) will be held in a virtual-only meeting format by way of Zoom video conference on Monday, June 16, 2025 at 9:30 a.m. (Toronto time) for the following purposes:

(1)    to receive and consider the audited consolidated financial statements of the Company for the financial year ended December 31, 2024, together with the report of the auditor thereon;

(2)    to elect directors of the Company;

(3)    to appoint the auditor of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditor; and

(4)    to transact such other business as may properly be brought before the Meeting or any adjournment or postponement thereof.

TO ACCESS THE MEETING THROUGH ZOOM, SHAREHOLDERS WILL NEED TO DOWNLOAD THE APPLICATION ONTO THEIR COMPUTER OR SMARTPHONE AND ONCE THE APPLICATION IS LOADED, OPEN THE FOLLOWING LINK: https://us06web.zoom.us/j/86476208646?pwd=zShol27rG7caG6YeAP8Sa98GY6mOjb.1 THE MEETING ID IS 864 7620 8646 AND THE PASSCODE IS 322809. THE MEETING WILL NOT BE HELD IN PERSON.

Particulars of the foregoing matters are set forth in the accompanying management information circular (the “Circular”). The directors of the Company have fixed the close of business on May 9, 2025 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting.

SHAREHOLDERS WILL BE ABLE TO ATTEND THE MEETING VIRTUALLY, PARTICIPATE AND ASK QUESTIONS, HOWEVER, YOU WILL NOT BE ABLE TO VOTE YOUR SHARES AT THE MEETING BY VIRTUAL ATTENDANCE. SHAREHOLDERS THAT WISH TO PARTICIPATE VIRTUALLY MUST VOTE THEIR SHARES BY COMPLETING AND RETURNING THE ENCLOSED FORM OF PROXY BY 9:30 A.M. (TORONTO TIME) BY JUNE 12, 2025, OR 48 HOURS (EXCLUDING SUNDAYS, SATURDAYS AND HOLIDAYS) PRIOR TO ANY ADJOURNED OR POSTPONED MEETING, BY MAIL TO 301-100 ADELAIDE ST W, TORONTO ON, M5H 4H1, OR BY FAX VIA 416-595-9593 OR BY VOTING ONLINE AT WWW.VOTEPROXYONLINE.COM BY ENTERING THE 12 DIGIT CONTROL NUMBER FOUND ON THEIR FORM OF PROXY. SHAREHOLDERS MAY CONTACT TSX TRUST FOR ASSISTANCE VIA TOLL-FREE NUMBER AT 1-866-600-5869 OR EMAIL AT TSXTIS@TMX.COM.

If you are unable to attend the Meeting, please complete, date, sign and return the accompanying form of proxy or voting instruction form, as applicable enclosed herewith for use at the Meeting or any adjournment thereof, by mail to TSX Trust, 301-100 Adelaide St W, Toronto ON, M5H 4H1, or by fax via 416-595-9593 or via internet at www.voteproxyonline.com. To be effective, the attached proxy or voting instruction form must be received not later than June 12, 2025 at 9:30 a.m. (Toronto time).

DATED at Toronto, Ontario this 9th day of May, 2025.

BY ORDER OF THE BOARD OF DIRECTORS
Signed “Ari Sussman”
Ari Sussman Executive Chairman